3.

Code of Ethics

As an investment company adviser and underwriter NBMI is required by Rule 17j-1 under the ICA to adopt a written Code of Ethics and to institute procedures to prevent its violation.  Neuberger Berman, LLC ("Neuberger Berman") is subject to the same Code of Ethics.  All personnel at NBMI and Access Persons at Neuberger Berman are required upon employment and annually to certify that they have read and understand the Code, recognize that they are subject to it and have complied with it.  Violations of the Code are reported on a quarterly basis to the Code of Ethics Committees of the Boards of the investment companies.

The Human Resources and the Legal and Compliance Departments are responsible for annual certifications, and the Legal and Compliance Department reports violations to the Committee.

The Code of Ethics and related materials should be consulted for detailed directions regarding compliance requirements.  Please note the following, in particular:

All securities accounts must be maintained at Neuberger Berman.

All trades are pre-cleared by the Neuberger Berman trading desk and monitored by the Legal and Compliance Department.

Access persons (as defined in the Code of Ethics) may not execute a securities transaction on a day during which any NBMI mutual fund has a pending order in that same security, until that order is executed or withdrawn.

All employee and employee related accounts are subject to a 30-day holding period calculated on a last in first out basis.

Certain employees who make or participate in making recommendations regarding the purchase or sale of fund portfolio securities, or obtain information regarding such transactions, are subject to a 60-day holding period for shares of the Neuberger Berman Funds or shares of funds sub-advised by Neuberger Berman or NBMI.

If any Investment Person (as defined) purchases or sells a security and within 7 days before or after that purchase or sale the mutual fund with respect to which he or she is an Investment Person has purchased or sold or purchases or sells the same security, then the mutual fund gets the benefit of the more favorable price per share.

If any employee purchases or sells an equity security and subsequently a fund similarly purchases or sells the same security the same day at a less favorable price, a "price switch" shall be made so that the fund shall have the benefit of the more favorable price per share.

All employees are prohibited from giving or receiving any gift of more than $100 in value to or from any person or entity that does business with or on behalf of a fund in any one year.

Access persons (as defined) are required to make quarterly reports of securities transactions to the Legal and Compliance Department.

Employees may not engage in any security transaction while in possession of material nonpublic information regarding the security or the issuer of the security.

Securities transactions by NBMI personnel are monitored by the Legal and Compliance Department.  In addition to the Code of Ethics adopted by the mutual funds, securities transactions are scrutinized in accordance with procedures outlined within this manual and in the Neuberger Berman, LLC Compliance Manual.